INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

November 15, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of EPH China Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Ganley of the staff of the Securities and Exchange Commission (the "Commission") by telephone on October 13, 2010, for the EuroPac International Bond Fund, a series of Investment Managers Series Trust. All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 116 filed concurrently with this correspondence.

Prospectus

1.	Page 3, Fees and Expenses Table. Add paragraph referring to sales charge information.

RESPONSE:    The requested change has been made.

2.
Page 4, Principal Investment Strategies.   The phrase found in the first paragraph, 3rd sentence : “debt securities that are convertible into common or preferred stock”. Clarify if these are considered fixed income or equity securities.

RESPONSE:    The requested change has been made.

3.
Page 4, Principal Investment Strategies.   The phrase found in the 2nd paragraph, last sentence : “In addition, the Fund may use derivatives as a hedge (to offset risks associated with an investment, currency exposure, or market conditions) and to earn income and enhance returns.” Make sure to have proper disclosure for derivative investments.

RESPONSE:    The requested change has been made.

4.	Page 5, Principal Risk of Investing. Add to the “Interest Rate Risk” that as interest rates go up the value of the debt will drop.

RESPONSE:    The requested change has been made.

5.	Page 8, Principal Risk of Investing. Suggest using a subheading for the foreign investment risks and ensure that all foreign risk is included in the summary risk on page 5.

RESPONSE:    The requested change has been made.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/JOY AUSILI
Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360